EXHIBIT 16.1

Office of the Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

June 27, 2002

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of this registrant for the two most recent fiscal years.  The engagement partner and engagement manager are no longer with Arthur Andersen LLP.  We have read the first, second and third paragraphs of Item 4 included in the Form 8-K dated June 25, 2002, of Hugoton Royalty Trust filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,

ARTHUR ANDERSEN LLP

By	/s/ Richard J. Howell
Richard J. Howell

CAB

cc:

Ms. Nancy G. Willis, Bank of America, N.A., Hugoton Royalty Trust